October 24, 2007
Mr. Craig Slivka
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
One Station Place, Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Re:	Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated September 26, 2007 File No. 1-225
Dear Mr. Slivka:
On behalf of Kimberly-Clark Corporation (the “Company”), I am submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated September 26, 2007” (the “Response”), in response to the comments contained in the letter dated September 26, 2007 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company.
The Company acknowledges (as requested in your letter of September 26, 2007) that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning this letter or the Response, please contact the undersigned at (972) 281-1217.

Very truly yours,
/s/ Timothy C. Everett
Vice President and Secretary

Enclosure

Kimberly-Clark Corporation	P.O. Box 619100 Dallas, Texas 75261-9100

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED SEPTEMBER 26, 2007
This document responds to the Staff’s letter dated September 26, 2007 to Kimberly-Clark Corporation (the “Company”) in which the Staff commented on the Company’s Definitive 14A Proxy Statement, filed March 14, 2007.
For convenience, the Staff’s comments are retyped below.
Staff Comments and Company Responses
Use of Compensation Consultants, page 5
Staff Comment No. 1:
With respect to the engagement of Mercer Human Resources Consulting and The Delves Group, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. Please disclose the nature and scope of the consultants’ assignments and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.
Company’s Response:
Mercer Human Resources Consulting, the compensation consultant retained by the Company (the “Company Consultant”), has provided consulting services to the Company on a wide variety of Human Resources and compensation matters, both at the officer and non-officer levels. With respect to executive officer compensation, the Company Consultant provides compensation survey data for the peer groups identified in the Company’s proxy statement. The survey data is part of the information that the Company uses in designing compensation programs and in making executive pay decisions. The Company Consultant also reviews and provides comments to the Company on proposed executive compensation programs.

As stated in the 2007 proxy statement (page 5), The Delves Group (the “Independent Consultant”) was selected by the Management Development and Compensation Committee of the Board of Directors (the “MDC Committee”) and is a compensation consultant wholly independent of management. The Independent Consultant has no other business relationships with the Company and receives no payments from the Company other than fees for its services to the MDC Committee. The MDC Committee instructed the Independent Consultant to provide an independent review of the data and recommendations provided by management and the Company Consultant. The scope of the Independent Consultant’s engagement included:
1.	Conducting a review of the competitive market data (including base salary, annual incentive targets, and long-term incentive targets) for our Chairman and CEO and his direct reports;

2.	Reviewing and commenting on recommendations by management and the Company Consultant concerning executive pay programs, including program changes and redesign, special awards, change-in-control provisions, executive contract provisions, promotions, retirement, etc., as desired by the MDC Committee; and

3.	Reviewing and commenting on the MDC Committee Report for the proxy statement.
In its 2008 proxy statement, the Company will provide more detailed disclosures regarding the nature and scope of engagements of, and material instructions given to, the Company Consultant and the Independent Consultant.
Director Independence, page 6
Staff Comment No. 2:
Please disclose your independence standards.
Company Response:
The Company included in its 2006 proxy statement an appendix which set forth its director independence standards. Following the adoption of new Item 407(a)(2) of Regulation S-K, the Company included in its 2007 proxy statement a reference to the Company’s website where its independence standards can be found. On page 6 of its 2007 proxy statement, the Company disclosed that its independence standards are part of its Corporate Governance Policies and that its Corporate Governance Policies are available in the Investors section of its website at www.kimberly-clark.com. In the Company’s 2008 proxy statement, the Company intends to provide enhanced disclosures about where stockholders can find the Company’s director independence standards on its website.
Compensation Discussion and Analysis, page 29
General
Staff Comment No. 3:
Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information required by that Item requirement. For example, it is not clear how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Please explain and place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated awards. In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in the Compensation Discussion and Analysis. It is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. We specifically refer you to the examples set forth in Item 402(b)(2)(vii), and (ix) of Regulation

2

S-K. Please give appropriate consideration to how these topics are applicable to your executive compensation program.
Company Response:
In its 2008 proxy statement, the Company will expand its discussion under “Executive Compensation Objectives and Policies” to provide additional information as to how each element of the Company’s executive compensation programs, and the MDC Committee’s decisions regarding these elements, fit into the executive compensation objectives and policies of the MDC Committee. In addition, the Company will further discuss the extent to which the amounts paid or awarded under each compensation element affected the decisions made by the MDC Committee regarding amounts paid or awarded under other compensation elements. The Company also will include additional disclosures in its 2008 proxy statement regarding how specific forms of compensation are structured to reflect individual and corporate performance and the basis for decisions to materially increase or decrease compensation of the named executive officers.
Staff Comment No. 4:
The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note a disparity between Mr. Falk’s compensation and that of the other named executive officers. Please disclose how and why Mr. Falk’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.
Company Response:
The Company’s compensation policies are applied in the same manner to all executive officers, including the Chief Executive Officer. As stated in the Company’s 2007 proxy statement under the heading “Total Compensation” (page 31), the Company focuses on total annual compensation which is targeted at or near the median of the peer group comparisons described in the 2007 proxy statement. The comparison is done on a position by position basis and takes into account the relative responsibilities of each officer.

The disparity between the compensation of the Company’s Chief Executive Officer and the Company’s other named executive officers reflects the significant difference in their relative responsibilities. Under the Company’s organization structure, Mr. Falk’s responsibilities for management and oversight of the global enterprise are significantly higher than those of the other executive officers. As a result, the market pay level for Mr. Falk is substantially higher than the market pay for other officer positions. As disclosed in the 2007 proxy statement, Mr. Falk’s compensation is at or near the median of total compensation for chief executive officers of companies included in the peer group comparisons with comparable levels of responsibilities.

3

Transactions With Related Persons, page 53
Staff Comment No. 5:
We note that your Code of Conduct governs related person transactions for your employees. Please disclose the standards to be applied for approval and ratification of related person transactions. See Item 404(b)(1)(ii) and (iv) of Regulation S-K.
Company Response:
In its 2008 proxy statement, the Company will more fully describe its related person transaction standards as well as its process for compliance with these standards.

4